As filed with the Securities and Exchange Commission on June 16, 2010
Registration No. 333- 166935

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-effective Amendment No. 1 to Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ZBB Energy Corporation
(Exact name of registrant as specified in its charter)

Wisconsin	4911	39-1987014
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

N93 W14475 Whittaker Way
Menomonee Falls, WI  53051
(262) 253-9800
 (Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Eric C. Apfelbach
Chief Executive Officer
ZBB Energy Corporation
N93 W14475 Whittaker Way
Menomonee Falls, WI  53051
(262) 253-9800
 (Name, address, including zip code, and telephone number,
including area code, of agent for service)

Please send copies of all communications to:
Mark R. Busch
K&L Gates LLP
214 North Tryon Street, Suite 4700
Charlotte, NC 28202
(704) 331-7440

Approximate date of commencement of proposed sale to the public:  From time to time after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Common stock	$10,588,235	$754.94
Warrants to purchase common stock (2)	$-	$-
Common stock issuable upon exercise of warrants (3)	$3,500,000	$249.55
Total Registration Fee (4)	$14,088,235	$1,004.49

(1)           Calculated pursuant to Rule 457(o) on the basis of the maximum aggregate offering price of all of the securities to be registered.
(2)           The warrants will be issued for no additional consideration.
(3)           Pursuant to Rule 416, the securities being registered hereunder include such indeterminate number of additional shares of common stock as may be issuable upon exercise of warrants registered hereunder as a result of stock splits, stock dividends, or similar transactions.
(4)           Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

PROSPECTUS
Subject to Completion, Dated [•], 2010

$14,088,235
Up to 30,252,100 Shares of Common Stock
Warrants to purchase up to 10,000,000 Shares of Common Stock
(together with the shares issuable upon the exercise thereof)

We are offering up to 30,252,100 shares of our common stock and warrants to purchase up to 10,000,000 shares of our common stock (together with the shares issuable upon the exercise thereof) to Socius CG II, Ltd. (“Socius”). We have entered into a securities purchase agreement (“Securities Purchase Agreement”) with Socius. Pursuant to the Securities Purchase Agreement we have the right over a term of two years, subject to certain conditions, to require Socius to purchase up to $10 million of redeemable subordinated debentures and/or shares of redeemable Series A preferred stock in one or more tranches.  The debentures bear interest at an annual rate of 10% and the shares of Series A preferred stock accumulate dividends at the same rate.  Both the debentures and the shares of Series A preferred stock are redeemable at our election at any time after the one year anniversary of issuance.  Neither the debentures nor the Series A preferred shares are convertible into common stock.  Shares of Series A preferred stock are not yet authorized.  Upon authorization, any outstanding debentures will be automatically converted into shares of Series A preferred stock.

Under the Securities Purchase Agreement, in connection with each tranche Socius will receive the right for 30 days to purchase an amount of shares of our common stock equal in value to up to the amount of the tranche at a per share price equal to the closing bid price of the common stock on the date preceding our delivery of the tranche notice (the “Investment Price”). Socius may pay for the shares it elects to purchase under this investment right at its option, in cash or a secured promissory note. In addition, in connection with each tranche notice a portion of a warrant issued to Socius under the Securities Purchase Agreement will vest and become exercisable over a two-year period for a number of shares of common stock equal in value to up to 35% of the amount of the tranche at per share price equal to the Investment Price.  Socius may pay for the shares it elects to purchase under the warrant at its option, in cash or a secured promissory note.

Under the terms of the Securities Purchase Agreement, we are obligated to pay Socius a commitment fee in the form of shares of common stock or cash, at our option.  The amount of the commitment fee will be $500,000 if it is paid in cash and $588,235 if it is paid in shares of Common Stock.  Payment of the commitment fee will occur 50% at the time of the first tranche and 50% at the time of the second tranche. If not earlier paid, the commitment fee is payable in full on the six-month anniversary of the effective date of the Securities Purchase Agreement.

We have been advised by Socius that the resale of any shares by Socius may be made by means of ordinary brokers’ transactions on the NYSE Amex or through any other means described in the section of this prospectus entitled “Plan of Distribution.” For additional information on the methods of sale that may be used by Socius, and regarding the terms of the Securities Purchase Agreement, see the section entitled “Plan of Distribution” beginning on page 15 of this prospectus.

For a more detailed description of our common stock, see the section entitled “Common Stock” beginning on page 11 of this prospectus, and for a more detailed description of the warrants, see the section entitled “Warrants” beginning on page 11 of this prospectus.

Our common stock is quoted on the NYSE Amex Market under the symbol “ZBB.” The last reported sale price of our common stock on [•], 2010 was $[•] per share.

Because there is no minimum offering amount required as a condition to closing in this offering, the actual offering amount, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above.

Investing in our securities involves a high degree of risk.   See “Risk Factors” beginning on page 3 of this prospectus for more information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is [•], 2010.

2

Table of Contents

Prospectus Summary	2
Risk Factors	3
Use of Proceeds	10
Dilution	10
Description of Securities to be Registered	11
Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	14
Plan of Distribution	15
Management	16
Executive Compensation	20
Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	22
Certain Relationships and Related Transactions	23
Legal Matters	24
Experts	24
Disclosure of Commission Position on Indemnification for Securities Act Liabilities	24
Where You Can Find More Information	25
Documents Incorporated By Reference	26

Cautionary Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements that are based on current expectations, estimates, forecasts and projections regarding management’s beliefs and assumptions about the industry in which we operate. Such statements include, in particular, statements about our plans, strategies and prospects under the headings “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” When used in this prospectus, the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions identify forward-looking statements.

Forward-looking statements are not a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time the statements are made and involve known and unknown risks, uncertainties and other factors that may cause actual outcomes and results to differ materially from what is expressed or forecasted in such forward-looking statements.

Except as required by applicable law, we assume no obligation to update any forward-looking statements publicly or to update the reasons why actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

Prospectus Summary

This summary highlights information about our Company and this offering contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. You should read this entire prospectus carefully, including “Risk Factors” as well as the information incorporated by reference in this prospectus, before making an investment decision. In this prospectus, unless otherwise specified or the context otherwise requires, the terms “we,” “us,” “our,” “the Company,” or “ours” refer to ZBB Energy Corporation and its consolidated subsidiaries.

About ZBB Energy Corporation

ZBB Energy Corporation (NYSE AMEX: ZBB) provides distributed intelligent power management platforms that directly integrate multiple renewable and conventional onsite generation sources with rechargeable zinc bromide flow batteries and other storage technology. This platform solves a wide range of electrical system challenges in global markets for various types of sites with utility, governmental, commercial, industrial and residential end customers. A developer and manufacturer of its modular, scalable and environmentally friendly power systems (“ZESS POWR™”), ZBB Energy was founded in 1998 and is headquartered in Wisconsin, USA with offices also located in Perth, Western Australia.

Corporate Information

Our executive offices are located at N93 W14475 Whittaker Way, Menomonee Falls, Wisconsin  53051, and our telephone number is 262.253.9800.  Our Internet address is www.zbbenergy.com.  The information on our website is not incorporated by reference into this prospectus, and you should not consider it part of this prospectus.

Securities Purchase Agreement

On June 16, 2010 we entered into a securities purchase agreement (“Securities Purchase Agreement”) with Socius CG II, Ltd. (“Socius”). Pursuant to the Securities Purchase Agreement we have the right over a term of two years, subject to certain conditions, to require Socius to purchase up to $10 million of redeemable subordinated debentures and/or shares of redeemable Series A preferred stock in one or more tranches.

The debentures bear interest at an annual rate of 10% and the shares of Series A preferred stock accumulate dividends at the same rate.  Both the debentures and the shares of Series A preferred stock are redeemable at our election at any time after the one year anniversary of issuance.  Neither the debentures nor the Series A preferred shares are convertible into common stock.  Shares of Series A preferred stock are not yet authorized.  Upon authorization, any outstanding debentures will be automatically converted into shares of Series A preferred stock.

Under the Securities Purchase Agreement, in connection with each tranche Socius will receive the right for 30 days to purchase an amount of shares of our common stock equal in value to up to the amount of the tranche at a per share price equal to the closing bid price of the common stock on the date preceding our delivery of the tranche notice (the “Investment Price”). Socius may pay for the shares it elects to purchase under this investment right at its option, in cash or a secured promissory note. In addition, in connection with each tranche notice a portion of a warrant issued to Socius under the Securities Purchase Agreement will vest and become exercisable over a two-year period for a number of shares of common stock equal in value to up to 35% of the amount of the tranche at per share price equal to the Investment Price.  Socius may pay for the shares it elects to purchase under the warrant at its option, in cash or a secured promissory note.

Under the terms of the Securities Purchase Agreement, we are obligated to pay Socius a commitment fee in the form of shares of common stock or cash, at our option.  The amount of the commitment fee will be $500,000 if it is paid in cash and $588,235 if it is paid in shares of common stock.  Payment of the commitment fee will occur 50% at the time of the first tranche and 50% at the time of the second tranche. If not earlier paid, the commitment fee is payable in full on the six-month anniversary of the effective date of the Securities Purchase Agreement.

The registration statement of which this prospectus is a part registers our issuance of shares of common stock and warrants to purchase common stock (together with the shares issuable upon the exercise thereof) to Socius under the Securities Purchase Agreement.

Risk Factors

You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus as well as the information incorporated by reference in this prospectus  including our financial statements and the related notes. If any of the following risks actually occur, our business, results of operations and financial condition could suffer. In that event the trading price of our common stock could decline, and you may lose all or part of your investment. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements.

Our stock price could be volatile and our trading volume may fluctuate substantially.

The price of our common stock has been and may in the future continue to be extremely volatile, with the sale price fluctuating from a low of $0.20 to a high of $6.00 since June 18, 2007, the first day our stock was traded on the NYSE Amex (formerly American Stock Exchange).  Many factors could have a significant impact on the future price of our common stock, including:

•	our inability to raise additional capital to fund our operations, whether through the issuance of equity securities or debt;

•	our failure to successfully advance the development of our programs or otherwise implement our business objectives;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital committees by or involving us or our competitors;

•	our ability to consummate a strategic transaction to ensure the continued funding of our operations, including corporate collaborations, merger and acquisition activities and consolidations;

•	our ability to successfully integrate our acquisitions and realize anticipated benefits from acquisitions;

•	changes or contemplated changes in U.S. and foreign governmental regulations;

•	competitors’ publicity regarding actual or potential products under development;

•	competitors announcing technological innovations or new commercial products;

•	changes in our intellectual property portfolio or developments or disputes concerning proprietary rights, including patent litigation;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	changes in accounting policies or practices;

•	news reports relating to trends, concerns and other issues in our industry;

•	general domestic and international economic conditions and other external factors;

•	general market conditions; and

•	the degree of trading liquidity in our common stock.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations.  This volatility has had a significant effect on the market price of securities issued by many companies which may be unrelated to the operating performance of those particular companies.  These broad market fluctuations may adversely affect our share price, notwithstanding our operating results, and any shares of common stock purchased in this offering may in the future trade at a lower price than that at which they were purchased.

For the three-month period ended March 31, 2010, the daily trading volume for shares of our common stock ranged from 9,700 to 1,312,700 shares traded per day, and the average daily trading volume during such three-month period was 154,684 shares traded per day. Accordingly, our investors who wish to dispose of their shares of common stock on any given trading day may not be able to do so or may be able to dispose of only a portion of their shares of common stock.

We have incurred losses and anticipate incurring continuing losses.

For the nine months ended March 31, 2010, the Company had revenues of $1,556,148. During this period, the Company had a net loss of $6,859,085. For the year ended June 30, 2009, the Company had revenues of $1,156,792. During this period, the Company had a net loss of $5,561,056. There can be no assurance that the Company will have income from operations or net income during the fourth fiscal quarter of 2010 or thereafter.  As of March 31, 2010 we had an accumulated deficit of $44.1 million. We anticipate that we will continue to incur losses until we can produce and sell a sufficient number of our systems to be profitable. However, we cannot predict when we will operate profitably, if ever. Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future.

We will need additional financing.

We will need additional financing to maintain and expand our business, and such financing may not be available on favorable terms, if at all.  In the event that we issue any additional equity securities, investors’ interests in the company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold.  If we issue any such additional equity securities, such issuances also will cause a reduction in the proportionate ownership and voting power of all other stockholders.  Further, any such issuance may result in a change in control.

When we need additional financing, we cannot provide assurance that it will be available on favorable terms, if at all. If we need funds and cannot raise them on acceptable terms, we may not be able to:

•	execute our growth plan;

•	take advantage of future opportunities, including synergistic acquisitions;

•	respond to customers and competition; or

•	remain in operation.

We are not restricted from issuing additional common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock.  The issuance of any additional shares of common stock or securities convertible into, exchangeable for or that represent the right to receive common stock or the exercise of such securities could be substantially dilutive to shareholders of our common stock.  The market price of our common stock could decline as a result of sales of shares of our common stock made after this offering or the perception that such sales could occur.  Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings.  Thus, our shareholders bear the risk of our future offerings reducing the market price of our common stock and diluting their interests in us.

We may offer debt securities in the future, which would be senior to our common stock upon liquidation.  Upon liquidation, holders of our debt securities and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock.

If we fail to adequately manage our resources, it could have a severe negative impact on our financial results or stock price.

We could be subject to fluctuations in technology spending by existing and potential customers. Accordingly, we will have to actively manage expenses in a rapidly changing economic environment. This could require reducing costs during economic downturns and selectively growing in periods of economic expansion. If we do not properly manage our resources in response to these conditions, our results of operations could be negatively impacted.

We may be unsuccessful in our efforts to obtain federal government grants which could harm our business and results of operations.  We also may be unsuccessful in our efforts to monetize government tax credits and other off balance sheet assets.

We may seek to obtain government grants and subsidies in the future to offset all or a portion of the costs of maintaining and expanding our business. We cannot be certain that we will be able to secure any such government grants or subsidies. Any grants that we may obtain could be terminated, modified or recovered by the granting governmental body under certain conditions.  We also have $29 million of net operating loss carryforwards and $14.675 million of Department of Energy sponsored tax credits.  We are exploring ways to monetize or to use these off balance sheet assets.  However, there can be no assurance that these efforts will prove successful.

Our success depends on our ability to retain our managerial personnel and to attract additional personnel.

Our success depends largely on our ability to attract and retain managerial personnel. Competition for desirable personnel is intense, and there can be no assurance that we will be able to attract and retain the necessary staff. We currently have 30 full-time employees.  The loss of members of managerial staff could have a material adverse effect on our future operations and on successful development of products for our target markets. The failure to maintain management and to attract additional key personnel could materially adversely affect our business, financial condition and results of operations.

Businesses and consumers might not adopt alternative energy solutions as a means for obtaining their electricity and power needs, and therefore our revenues may not increase, and we may be unable to achieve and then sustain profitability.

On-site distributed power generation solutions, such as fuel cell, photovoltaic and wind turbine systems, which utilize our energy storage systems, provide an alternative means for obtaining electricity and are relatively new methods of obtaining electrical power that businesses may not adopt at levels sufficient to grow this part of our business. Traditional electricity distribution is based on the regulated industry model whereby businesses and consumers obtain their electricity from a government regulated utility. For alternative methods of distributed power to succeed, businesses and consumers must adopt new purchasing practices and must be willing to rely upon less traditional means of purchasing electricity. We cannot assure you that businesses and consumers will choose to utilize on-site distributed power at levels sufficient to sustain our business in this area. The development of a mass market for our products may be impacted by many factors which are out of our control, including:

•	market acceptance of fuel cell, photovoltaic and wind turbine systems that incorporate our products;

•	the cost competitiveness of these systems;

•	regulatory requirements; and

•	the emergence of newer, more competitive technologies and products.

If a mass market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred to develop these products.

Our industry is highly competitive and we may be unable to successfully compete.

We compete in the market for renewable energy products and services which is intensely competitive.  Evolving industry standards, rapid price changes and product obsolescence also impact the market. Our competitors include many domestic and foreign companies, most of which have substantially greater financial, marketing, personnel and other resources than we do.  Our current competitors or new market entrants could introduce new or enhanced technologies, products or services with features that render our technologies, products or services obsolete or less marketable.  Our success will be dependent upon our ability to develop products that are superior to existing products and products introduced in the future, and which are cost effective. In addition, we may be required to continually enhance any products that are developed as well as introduce new products that keep pace with technological change and address the increasingly sophisticated needs of the marketplace. Even if our technology currently proves to be commercially feasible, there is extensive research and development being conducted on alternative energy sources that may render our technologies and protocols obsolete or otherwise non-competitive.

Technological developments in any of a large number of competing processes and technologies could make our technology obsolete and we have little ability to manage that risk. There can be no assurance that we will be able to keep pace with the technological demands of the marketplace or successfully develop products that will succeed in the marketplace. As a small company, we will be at a competitive disadvantage to most of our competitors, which include larger, established companies that have substantially greater financial, technical, manufacturing, marketing, distribution and other resources than us.

There can be no assurance that new products or technologies, presently unknown to management, will not, at any time in the future and without warning, render our technology less competitive or even obsolete. Technology advances claimed by current or new competitors may ultimately prove to make our products obsolete. Major companies, academic and research institutions, or others, for example, could develop new products which could potentially render our products obsolete. Moreover, our technology could be susceptible to being analyzed and reconstructed by an existing or potential competitor. Although the Company may be the license holder of certain United States patents respecting its products, we may not have the financial resources to successfully defend such patents, were it to become necessary, by bringing patent infringement suits against parties that have substantially greater resources than those available to us.

In addition, competitors may develop technology and products that can be sold and installed at a lower per unit cost. There can be no assurance that we will have the capital resources available to undertake the research which may be necessary to upgrade our equipment or develop new devices to meet the efficiencies of changing technologies. Our inability to adapt to technological change could have a materially adverse effect on our results of operations.

Unless we keep pace with changing technologies, we could lose existing customers and fail to win new customers.

Our future success will depend upon our ability to develop and introduce a variety of new products and services and enhancements to these new products and services in order to address the changing needs of the marketplace. We may not be able to accurately predict which technologies customers will support. If we do not introduce new products, services and enhancements in a timely manner, if we fail to choose correctly among technical alternatives or if we fail to offer innovative products and services at competitive prices, customers may forego purchases of our products and services and purchase those of our competitors.

If our products do not perform as promised, we could experience increased costs, lower margins and harm to our reputation.

The failure of our products to perform as promised could result in increased costs, lower margins and harm to our reputation. This could result in contract terminations and have a material adverse effect on our business and financial results.

Our relationships with our strategic partners may not be successful and we may not be successful in establishing additional partnerships, which could adversely affect our ability to commercialize our products and services.

An important element of our business strategy is to enter into strategic partnerships with partners who can assist us in achieving our business goals.  If we are unable to reach agreements with suitable strategic partners, we may fail to meet our business objectives for the commercialization of our products. We may face significant competition in seeking appropriate alliance partners. Moreover, these development agreements and strategic alliances are complex to negotiate and time consuming to document. We may not be successful in our efforts to establish additional strategic partnerships or other alternative arrangements. The terms of any additional strategic partnerships or other arrangements that we establish may not be favorable to us. In addition, these partnerships may not be successful, and we may be unable to sell and market our products to these companies and their affiliates and customers in the future, or growth opportunities may not materialize, any of which could adversely affect our business, financial condition and results of operations.

Shortages or delay of supplies of component parts may adversely affect our operating results until alternate sources can be developed.

Our operations are dependent on the ability of suppliers to deliver quality components, devices and subassemblies in time to meet critical manufacturing and distribution schedules. If we experience any constrained supply of any such component parts, such constraints, if persistent, may adversely affect operating results until alternate sourcing can be developed. There may be an increased risk of supplier constraints in periods where we are increasing production volume to meet customer demands. Volatility in the prices of these component parts, an inability to secure enough components at reasonable prices to build new products in a timely manner in the quantities and configurations demanded or, conversely, a temporary oversupply of these parts, could adversely affect our future operating results.

We have no experience manufacturing our products on a large-scale basis and may be unable to do so at our current facility.

To date, we have achieved only very limited production of our energy storage systems and have no experience manufacturing our products on a large-scale basis. In February 2006 we acquired a building we were previously leasing in Menomonee Falls, Wisconsin which provides up to 72,000 square feet for use as a manufacturing facility. This facility is currently producing at less than 10% of its expected capacity. However, we do not know whether our current manufacturing facility, even if operating at full capacity, will be adequate to enable us to produce the energy storage systems in sufficient quantities to meet hoped for future orders. If there is demand for our products, our inability to manufacture a sufficient number of units on a timely basis would have a material adverse effect on our business prospects, financial condition and results of operations.

We market and sell, and plan to market and sell, our products in numerous international markets. If we are unable to manage our international operations effectively, our business, financial condition and results of operations could be adversely affected.

We market and sell, and plan to market and sell, our products in a number of foreign countries, including Australia, South Africa, Canada, European Union countries, the United Kingdom, Italy, Chile, Brazil, India, Mexico as well as Puerto Rico, various Caribbean island nations and various southeast Asia countries, and we are therefore subject to risks associated with having international operations. Risks inherent in international operations include, but are not limited to, the following:

•	changes in general economic and political conditions in the countries in which we operate;

•	unexpected adverse changes in foreign laws or regulatory requirements, including those with respect to renewable energy, environmental protection, permitting, export duties and quotas;

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries;

•
fluctuations in exchange rates may affect demand for our products and may adversely affect our profitability in US dollars to the extent the price of our products and cost of raw materials and labor are denominated in a foreign currency;

•	difficulty with staffing and managing widespread operations;

•	difficulty of, and costs relating to compliance with, the different commercial and legal requirements of the overseas markets in which we offer and sell our products;

•	inability to obtain, maintain or enforce intellectual property rights; and

•	difficulty in enforcing agreements in foreign legal systems.

Our business in foreign markets requires us to respond to rapid changes in market conditions in these countries. Our overall success as a global business depends, in part, on our ability to succeed in differing legal, regulatory, economic, social and political conditions. We may not be able to develop and implement policies and strategies that will be effective in each location where we do business, which in turn could adversely affect our business, financial condition and results of operations.

Currency translation and transaction risk may adversely affect our business, financial condition and results of operations.

Our reporting currency is the US dollar, and we conduct our business and incur costs in the local currency of most countries in which we operate. As a result, we are subject to currency translation risk.  We expect a portion of our revenues to be generated outside the United States and denominated in foreign currencies in the future. Changes in exchange rates between foreign currencies and the US dollar could affect our revenues and cost of revenues, and could result in exchange losses.  We cannot accurately predict the impact of future exchange rate fluctuations on our results of operations.  Currently, we do not engage in any exchange rate hedging activities and, as a result, any volatility in currency exchange rates may have an immediate adverse effect on our business, results of operations and financial condition.

The success of our business depends on our ability to develop and protect our intellectual property rights, which could be expensive.

Our success depends to a significant extent on our ability to obtain patent protection on technologies and products and preserve trade secrets and to operate without infringing the proprietary rights of others. There can be no assurance that any patent applications or patents we are able to license will afford any competitive advantages or will not be challenged or circumvented by third parties. Furthermore, there can be no assurance that others will not independently develop similar technologies or duplicate any technology developed by us. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before any of our potential products can be commercialized, any related patent may expire, or remain in existence for only a short period following commercialization, thus reducing any advantage of the patent.

We also rely on trademarks, copyrights, trade secrets and know-how to develop, maintain and strengthen our competitive positions. While we take steps to protect our proprietary rights to the extent possible, there can be no assurance that third parties will not know, discover or develop independently equivalent proprietary information or techniques, that they will not gain access to our trade secrets or disclose our trade secrets to the public. Therefore, we cannot guarantee that we can maintain and protect unpatented proprietary information and trade secrets. Misappropriation of our intellectual property would have an adverse effect on our competitive position and may cause us to incur substantial litigation costs.

We may be subject to claims that we infringe the intellectual property rights of others, and unfavorable outcomes could harm our business.

Our future operations may be subject to claims, and potential litigation, arising from our alleged infringement of patents, trade secrets or copyrights owned by other third parties. We intend to fully comply with the law in avoiding such infringements. However, we may become subject to claims of infringement, including such claims or litigation initiated by existing, better-funded competitors. We could also become involved in disputes regarding the ownership of intellectual property rights that relate to our technologies. These disputes could arise out of collaboration relationships, strategic partnerships or other relationships. Any such litigation could be expensive, take significant time, and could divert management’s attention from other business concerns. Our failure to prevail in any such legal proceedings, or even the mere occurrence of such legal proceedings, could substantially affect our ability to meet our expenses and continue operations.

If our common stock is de-listed from the AMEX, the common stock will become less liquid.

Our shares have been listed on the NYSE Amex (formerly the American Stock Exchange) since June 18, 2007.  We are required to comply with all reporting and listing requirements on a timely manner and maintain our corporate governance and independent director standards. If the NYSE Amex delists our common stock from trading if we fail to satisfy their ongoing listing requirements including, without limitation, corporate governance, financial condition, and financial reporting rules and minimum price and market capitalization rules, we will be adversely affected and our stock will become less liquid. There can be no assurance that our securities will remain eligible for trading on the NYSE Amex. If our common stock is delisted, our stockholders would not be able to sell the common stock on the NYSE Amex, and their ability to sell any of their common stock would be severely if not completely limited.

We have never paid cash dividends and do not intend to do so.

We have never declared or paid cash dividends on our common stock. We currently plan to retain any earnings to finance the growth of our business rather than to pay cash dividends. Payments of any cash dividends in the future will depend on our financial condition, results of operations and capital requirements, as well as other factors deemed relevant by our board of directors.

Use of Proceeds

Assuming the issuance and sale of all shares of common stock issuable under this offering, we estimate that the aggregate net proceeds after deducting our estimated offering expenses will be approximately $13.4 million. However, the offering does not specify any minimum purchase or sale of any specific number of shares. As a result, our actual net proceeds may be significantly less.  In addition, there can be no assurance that we will receive any immediate cash proceeds from the sale of shares in this offering since the shares may be paid for with secured promissory notes.

We anticipate applying amounts due us under any such promissory notes towards redemption of the debentures and/or shares of Series A preferred stock issued to Socius under the Securities Purchase Agreement.  If we receive any cash proceeds, we intend to use such proceeds for general corporate purposes.

Dilution

Our net tangible book value as of March 31, 2010 was $3,213,187 or $0.22 per share of common stock. Net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Assuming the issuance and sale of all shares of common stock issuable under this offering and based on an assumed price of $0.35 per share (which was the closing bid price of our common stock on June 15, 2010), and after deduction of estimated offering expenses payable by us, our net tangible book value as of March 31, 2010 would have been $16,563,187, or $0.30 per share. This represents an immediate increase in net tangible book value of $0.08 per share to existing stockholders and an immediate dilution in net tangible book value of $0.05 per share to purchasers of common stock in this offering.  The following table illustrates this calculation.

Offering price per share of common stock		$0.35
Net tangible book value per share as of March 31, 2010	$0.22
Increase per share attributable to this offering	$0.08
As adjusted tangible book value per share after this offering		$0.30
Dilution per share to new investors in this offering		$0.05

The number of shares of common stock outstanding used for existing stockholders in the table and calculations above is based on 14,915,389 outstanding as of March 31, 2010 and excludes:

•	1,846,031 shares of common stock issuable upon the exercise of warrants outstanding with a weighted average exercise price of $1.76 per share;

•	2,161,992 shares of common stock issuable upon the exercise of options outstanding with a weighted average exercise price of $2.01 per share;

•	872,953 shares of common stock reserved for future grants and awards under our equity incentive plans as of March 31, 2010; and

•	shares of common stock issuable upon exercise of warrants to be issued in connection with this offering.

Description of Securities

Authorized Capital

We currently have authority to issue $10 million of redeemable subordinated debentures and 150 million shares of common stock, par value $0.01 per share.  As of June 11, 2010, we had no debentures issued and outstanding and 14,907,046 shares of common stock issued and outstanding.

We currently do not have authority to issue any shares of preferred stock.  However, as described below, if we obtain shareholder approval to authorize the issuance of shares of Series A preferred stock in accordance with the Securities Purchase Agreement, any outstanding debentures will automatically convert into shares of Series A preferred stock.

Common Stock

Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of shareholders. There is no cumulative voting.

The holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available for the payment of dividends at the times and in the amounts as our board of directors may from time to time determine. The shares of our common stock are neither redeemable nor convertible. Holders of our common stock have no preemptive or subscription rights to purchase any of our securities. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

We have not declared or paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Our board of directors will determine future dividends, if any.

Warrants

Under the terms of the Securities Purchase Agreement we issued a warrant to Socius.  The material terms and provisions of this warrant are summarized below.  For the complete terms of the warrant, you should refer to the warrant which is filed as an exhibit to the registration statement of which this prospectus is part.

Under the Securities Purchase Agreement, in connection with each tranche of debentures and/or shares of Series A preferred stock a portion of the warrant issued to Socius under the Securities Purchase Agreement will become exercisable over a two-year period for a number of shares of common stock equal to 35% of the amount of the tranche at per share price equal to the closing bid price of the common stock on the date preceding our delivery of the tranche notice.  Socius may pay the warrant exercise price, at Socius’ option, in cash or through issuance of a secured promissory note.

The exercise price and the number of shares issuable upon exercise of the warrants is subject to appropriate adjustment in the event of recapitalization events, stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting our common stock, and also upon any distributions of assets, including cash, stock or other property to our stockholders.

The warrant provides that the holder may not effect any exercise of a warrant if after giving effect to the issuance after exercise, the holder, together with its affiliates and any person acting as a group with such holder, would beneficially own in excess of 9.99% of our outstanding common stock.  If we fail to timely deliver shares following exercise of a warrant, we will be obligated for liquidated damages and compensation for any purchases made by the holder to cover any shares not timely delivered.

Debentures

Pursuant to the Securities Purchase Agreement we have the right over a term of two years, subject to certain conditions, to require Socius to purchase in separate tranches over such period up to $10 million of redeemable subordinated debentures and/or shares of redeemable Series A preferred stock.  The material terms and provisions of the debentures are summarized below.  For the complete terms of the debentures, you should refer to the form debenture which is filed as an exhibit to the registration statement of which this prospectus is part.

Ranking and Voting

The debentures would rank, with respect to rights upon liquidation, winding-up or dissolution, (1) senior to common stock, and any other classes of stock or series of preferred stock of the Company, and (2) junior to all existing and future indebtedness of the Company. Holders of debentures will not have rights to vote on any matters, questions or proceedings, including the election of directors.

Conversion

We currently do not have authority to issue any shares of preferred stock.  However, if we obtain shareholder approval to authorize the issuance of shares of redeemable Series A preferred stock in accordance with the Securities Purchase Agreement, any outstanding debentures will automatically convert into shares of Series A preferred stock. The number of shares of Series A preferred stock issuable upon conversion of the debentures is equal to the principal amount of the debentures, plus accrued but unpaid interest thereon, divided by $10,000. The debentures are not convertible into common stock.

Interest

Commencing on the date of issuance the debentures accumulate interest at an annual rate of 10%. Accrued interest is payable upon redemption of the debentures.

Redemption

We may redeem, for cash or by application of the outstanding balance due us under any outstanding secured promissory notes issued to us by Socius to purchase shares of common stock under the Securities Purchase Agreement or to acquire shares issuable upon exercise of any warrants, any or all of the debentures at any time after the first anniversary of the issuance date thereof, at a redemption price per debenture equal to the original purchase price therefor, plus any accrued but unpaid dividends with respect to such debenture (the “Debenture Redemption Price”). If we exercise this redemption option with respect to any debenture prior to the fourth anniversary of the issuance date of such debenture, then in addition to the Debenture Redemption Price, we must pay to Socius a redemption premium equal to the following with respect to such redeemed debenture: (1) 27% of the Debenture Liquidation Value if redeemed on or after the first anniversary but prior to the second anniversary of the issuance date, (2) 18% of the Debenture Liquidation Value if redeemed on or after the second anniversary but prior to the third anniversary of the issuance date, and (3) 9% of the Debenture Liquidation Value if redeemed on or after the third anniversary but prior to the fourth anniversary of the issuance date.

If we determine to liquidate, dissolve or wind-up our business and affairs, or effect (1) a merger or consolidation, except any merger or consolidation in which our shares of capital stock outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of the surviving or resulting corporation, or (2) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by us of all or substantially all our assets (a “Deemed Liquidation Event”), we are required to redeem the debentures at the Debenture Redemption Price (plus any required premium for early redemption).

Series A Preferred Stock

Pursuant to the Securities Purchase Agreement we have the right over a term of two years, subject to certain conditions, to require Socius to purchase up to $10 million of convertible redeemable subordinated debentures and/or shares of non-convertible redeemable Series A preferred stock in one or more tranches.  The material terms and provisions of the Series A preferred stock are summarized below.  For the complete terms of the Series A preferred stock, you should refer to the form certificate of designations attached to the Securities Purchase Agreement which is filed as an exhibit to the registration statement of which this prospectus is part.

We currently do not have authority to issue any shares of preferred stock.  However, if we obtain shareholder approval to authorize the issuance of shares of redeemable Series A preferred stock in accordance with the Securities Purchase Agreement, any outstanding debentures will automatically convert into shares of Series A preferred stock.

Should shares of Series A preferred stock be authorized, such shares would have the following rights and preferences.

Ranking and Voting

The Series A preferred stock would rank, with respect to rights upon liquidation, winding-up or dissolution, (1) senior to common stock, and any other classes of stock or series of preferred stock of the Company, and (2) junior to all existing and future indebtedness of the Company. Except as required by law or as set forth in the certificate of designations for the Series A preferred stock, holders of the Series A preferred stock will not have rights to vote on any matters, questions or proceedings, including the election of directors.

Protective Provisions

 So long as any shares of Series A preferred stock are outstanding, we may not, without the affirmative approval of the holders of a majority of the shares of the Series A preferred stock then outstanding (voting as a class), (1) alter or change adversely the powers, preferences or rights given to the Series A preferred stock, (2) authorize or create any class of stock ranking as to distribution of assets upon a liquidation senior to or otherwise at parity with the Series A preferred stock, (3) increase the authorized number of shares of Series A preferred stock, (4) liquidate, dissolve or wind-up our business and affairs, or effect any Deemed Liquidation Event (as defined above), or (5) enter into any agreement with respect to the foregoing.

Conversion

The Series A preferred stock is not convertible into common stock.

Dividends and Other Distributions

Commencing on the date of issuance of any such shares of Series A preferred stock, holders of Series A preferred stock shall be entitled to receive dividends on each outstanding share of Series A preferred stock, which shall accrue at an annual rate of 10% from the date of issuance. Accrued dividends shall be payable upon redemption of the Series A preferred stock.

Liquidation

Upon any liquidation, dissolution or winding up of the Company after payment or provision for payment of debts and other liabilities of the Company, before any distribution or payment is made to the holders of any junior securities, the holders of Series A preferred stock shall first be entitled to be paid out of the assets of the Company available for distribution to its stockholders an amount with respect to the Liquidation Value, as defined below, after which any remaining assets of the Company shall be distributed among the holders of the other class or series of stock in accordance with the Company’s Articles of Incorporation.

Redemption

We may redeem, for cash or by application of the outstanding balance due us under any outstanding secured promissory note issued to us by Socius to purchase shares of common stock under the Securities Purchase Agreement or to acquire shares issuable upon exercise of any warrants, any or all of the shares of Series A preferred stock at any time after the first anniversary of the issuance date thereof, or if such shares were issued upon conversion of debentures the initial issuance of such debentures (whichever such date applies, the “Deemed Issuance Date”), at the redemption price per share equal to the original purchase price therefor (the “Preferred Liquidation Value”), plus any accrued but unpaid dividends with respect to such shares of Series A preferred stock (the “Preferred Redemption Price”). If we exercise this redemption option with respect to any Series A preferred stock prior to the fourth anniversary of the Deemed Issuance Date of such Series A preferred stock, then in addition to the Preferred Redemption Price, we must pay to Socius a redemption premium equal to the following with respect to such redeemed Series A preferred stock: (1) 27% of the Preferred Liquidation Value if redeemed on or after the first anniversary but prior to the second anniversary of the Deemed Issuance Date, (2) 18% of the Preferred Liquidation Value if redeemed on or after the second anniversary but prior to the third anniversary of the Deemed Issuance Date, and (3) 9% of the Preferred Liquidation Value if redeemed on or after the third anniversary but prior to the fourth anniversary of the Deemed Issuance Date.

If we determine to liquidate, dissolve or wind-up our business and affairs, or effect a Deemed Liquidation Event, we are required to redeem the Series A preferred stock at the Preferred Redemption Price (plus any required premium for early redemption).

Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

The following table sets forth for the periods indicated the range of high and low reported sales price per share of our common stock as reported on NYSE Amex.

	High ($)	Low ($)
2010
Third Quarter	2.00	0.78
Second Quarter	1.45	0.90
First Quarter	$1.61	$1.00
2009
Fourth Quarter	1.58	0.84
Third Quarter	1.55	0.80
Second Quarter	2.30	0.86
First Quarter	$4.05	$2.22
2008
Fourth Quarter	4.19	2.80
Third Quarter	3.15	1.75
Second Quarter	4.25	1.98
First Quarter	$5.94	$3.27

We have not declared or paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future.

Stockholders

Our transfer agent is Computershare. On June 15, 2010 the last reported sale price of our common stock on NYSE Amex was $0.36 per share.  On June 15, 2010, there were approximately 890 holders of record of our common stock.

Plan of Distribution

On June 16, 2010 we entered into a securities purchase agreement (“Securities Purchase Agreement”) with Socius CG II, Ltd. (“Socius”). Pursuant to the Securities Purchase Agreement we have the right over a term of two years, subject to certain conditions, to require Socius to purchase up to $10 million of convertible redeemable subordinated debentures and/or shares of non-convertible redeemable Series A preferred stock in separate tranches.

Under the Securities Purchase Agreement, in connection with each tranche Socius will receive the right for 30 days to purchase an amount of shares of our common stock equal in value to up to the amount of the tranche at a per share price equal to the closing bid price of the common stock on the date preceding our delivery of the tranche notice (the “Investment Price”). In addition, in connection with each tranche notice a portion of a warrant issued to Socius under the Securities Purchase Agreement will vest and become exercisable over a two-year period for a number of shares of common stock equal in value to up to 35% of the amount of the tranche at a per share price equal to the Investment Price.

Socius may pay for the shares it elects to purchase under this investment right at its option, in cash or a secured promissory note. Socius may pay for the shares it elects to purchase under the warrant at its option, in cash or a secured promissory note.  Any such promissory note will bear interest at 2.0% per year. The entire principal balance and interest on the promissory note is due and payable on the fourth anniversary of the date of the promissory note, and may be applied by us toward the redemption of debentures or shares of Series A preferred stock held by Socius. The promissory note is secured by securities owned by Socius with a fair market value equal to the principal amount of the promissory note.

Under the terms of the Securities Purchase Agreement, we are obligated to pay Socius a commitment fee in the form of shares of common stock or cash, at our option.  The amount of the commitment fee will be $500,000 if it is paid in cash and $588,235 if it is paid in shares of Common Stock.  Payment of the commitment fee will occur 50% at the time of the first tranche and 50% at the time of the second tranche. If not earlier paid, the commitment fee is payable in full on the six-month anniversary of the effective date of the Securities Purchase Agreement.

Our ability to submit a tranche notice is subject to certain conditions including that: (1) a registration statement covering our sale of shares of common stock and warrants to Socius in connection with the tranche is effective and (2) the issuance of such shares and warrants would not result in Socius and its affiliates beneficially owning more than 9.99% of our common stock.

In connection with Socius’ sale of our shares of common stock, Socius may be deemed an “underwriter” within the meaning of the Securities Act and the compensation paid to Socius may be deemed to be underwriting commissions or discounts. We have agreed in the Securities Purchase Agreement to provide indemnification to Socius against certain civil liabilities.

Socius may, from time to time, sell any or all of its shares of common stock on the NYSE Amex or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. Socius may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	to a broker-dealer as principal and resale by the broker-dealer for its account;

•	broker-dealers may agree with Socius to sell a specified number of such shares at a stipulated price per share;

•	privately negotiated transactions; or

•	a combination of any such methods of sale.

Socius may use an unaffiliated broker-dealer to effectuate sales of shares of common stock.  Such sales would be made on the NYSE Amex or otherwise at prices and at terms then prevailing or at prices related to the then current market price. Each such unaffiliated broker-dealer may be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Each such broker-dealer could receive commissions from Socius which are not expected to exceed customary brokerage commissions.

Socius may also sell shares that qualify for sale pursuant to Rule 144 under the Securities Act.

Socius and any unaffiliated broker-dealer will be subject to liability under the federal securities laws and must comply with the requirements of the Securities Act and the Exchange Act, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of common stock by Socius or any unaffiliated broker-dealer. Under these rules and regulations, Socius and any unaffiliated broker-dealer:

•	may not engage in any stabilization activity in connection with our securities;

•
must furnish each broker that offers shares of our shares of common stock covered by the prospectus that is a part of our Registration Statement with the number of copies of such prospectus and any prospectus supplement which are required by each broker; and

•	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

These restrictions may affect the marketability of the shares by Socius and any unaffiliated broker-dealer.

We are required to pay all fees and expenses incurred by us incident to the registration of the shares to be sold to Socius. We will bear all of the costs relating to the registration of such shares. Any commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the sale of any of the shares will be borne by Socius. We will make copies of this prospectus (as it may be supplemented or amended from time to time) available to Socius for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

Management

Executive Officers

The following is a list of our executive officers and their principal positions with us.

Name	Age	Position
Eric C. Apfelbach	49	President and Chief Executive Officer
Scott W. Scampini	57	Executive Vice President Operations and Chief Financial Officer

Mr. Apfelbach has served as the Company’s President and Chief Executive Officer since January 7, 2010.  From December 2008 until September 2009, Mr. Apfelbach served as President and CEO of M2E Power, Inc., a start-up technology company. From August 2003 until November 2008, Mr. Apfelbach served as President, CEO and a member of the board of directors, including Chairman from 2004 to 2008, of Virent Energy Systems, Inc., a catalytic biofuel company.  From August 1999 until June 2003, Mr. Apfelbach served as President and CEO and Chairman of the board of directors from May 2000 to April 2003 of Alfalight, Inc., a high-power diode laser company he co-founded that serves the telecom, medical, military and industrial markets.  From October 1997 until August 1999, Mr. Apfelbach served as Vice President of Global Sales and Marketing of Planar Systems (NASDAQ:PLNR), Inc., a company that designs and manufactures flat-panel displays. Mr. Apfelbach currently serves as a director of Graphene Solutions, Inc., StudyBlue, Inc., National Electrostatics Corp. and the Wisconsin Technology Council. Mr. Apfelbach holds a Bachelors of Science degree in Chemical Engineering from the University of Wisconsin.

Mr. Scampini was appointed Chief Financial Officer in January 2008 and promoted to Executive Vice President responsible for all day to day operations in March 2009. In February 2010, Mr. Scampini was promoted to Executive Vice President Operations and retained his Chief Financial Officer title. From 1994 to June 2007, he was CFO, Executive Vice President and Director of MGS Manufacturing Group. In addition Mr. Scampini was formally the Principal of our external accounting and auditing firm S.C Scampini & Associates and had represented the Company and its US predecessor company for the previous thirteen years. Mr. Scampini holds a Bachelor’s Degree in Accounting from Marquette University, Milwaukee, Wisconsin, and is a Certified Public Accountant.  He has previously worked with Price Waterhouse and BDO Seidman. He was in charge of the corporate finance practice, for BDO Seidman.

Directors

The following table sets forth certain information concerning our non-employee directors as of March 31, 2010:

Name	Age	Board Committees
Richard Abdoo	65	Nominating/Governance (Chair); Audit, Compensation
Manfred Birnbaum	75	Audit; Compensation (Chair); Nominating/Governance; Operating
Paul Koeppe	60	Audit (Chair); Compensation; Nominating/Governance; Operating (Chair)
William Mundell	49	Audit; Compensation; Nominating/Governance
Richard Payne	54	None

Mr. Abdoo was appointed a director on August 20, 2009 following recommendation by the nominating committee. Mr. Abdoo is president of R.A. Abdoo & Co. LLC, an environmental and energy consulting firm. Prior to his own business, he was chairman and chief executive officer of Wisconsin Energy Corporation from 1991 until his retirement in 2004. He also served as President from 1991 to April 2003 and joined the company in 1975 as Director of Strategic Planning. During his administration, Wisconsin Energy Corporation grew to become a Fortune 500 company through a series of mergers and acquisitions. He merged Wisconsin Electric and Wisconsin Natural Gas Company into a single utility in 1996, acquired WICOR, Inc. and its Wisconsin Gas subsidiary in 2000, and later that same year introduced the company’s Power the Future plan to meet the future energy needs of southeastern Wisconsin. Mr. Abdoo currently serves on the boards of AK Steel Corp and NiSource. Throughout his career, he has also been a champion of humanitarian causes. He is currently a member of St. Jude’s Children’s Research Hospital’s Professional Advisory Board. Mr. Abdoo received a master’s degree in economics in 1969 from University of Detroit and a bachelor’s degree in electrical engineering from University of Dayton in 1965. A registered professional engineer in Michigan, Ohio, Pennsylvania and Wisconsin, he is also a longtime member of the American Economic Association. In 2000, Mr. Abdoo was awarded the Ellis Island Medal of Honor, presented to Americans of diverse origins for their outstanding contributions to their own ethnic groups and to American society. Honorees typically include U.S. presidents, Nobel Prize winners and leaders of industry.

Mr. Birnbaum was appointed as a director upon the closing of our initial public offering in June 2007. Since 1994, Mr. Birnbaum has been an independent management consultant in the energy and power industries. Mr. Birnbaum’s consulting services include assistance on divestitures, contract dispute resolution, technology licensing, and developing marketing strategies. From 1982 to 1985, Mr. Birnbaum was chief executive officer of English Electric Corp., a wholly owned subsidiary of General Electric Company of England. Prior to that, Mr. Birnbaum held various senior management positions at Westinghouse Electric Corporation between 1958 and 1982. Mr. Birnbaum earned a B.A. in mechanical engineering from Polytechnic Institute, of the City University of New York in 1957 and a Masters Degree in electrical engineering from the University of Pennsylvania.

Mr. Koeppe was President, CEO and founder of Superconductivity, Inc., a manufacturer of superconducting magnetic energy storage systems from 1988 to 1997 when it was acquired by American Superconductor, an electricity solutions company. He then served as Executive Vice President of Strategic Planning for American Superconductor until his retirement in 2001. From 1993 to 1995, Mr. Koeppe was acting CEO and chairman of the executive committee of the board of directors of Best Power, Inc., a supplier of uninterruptible power supply equipment. Mr. Koeppe has also served as a member of the Board of Directors at Distributed Energy Systems Corp., a public company engaged in the business of creating and delivering products and services to the energy marketplace and also as a member of the Board of Directors at Northern Power Systems from 1998 to until 2003 when Northern was acquired by Distributed Energy Systems Corp. Mr. Koeppe also serves as a member of the Board of Directors of Incontact, a Company specializing in the development and marketing of contact center software. Prior to founding Superconductivity, Inc. Mr. Koeppe worked for Wisconsin Power and Light Company for 15 years in a variety of functions. He has earned a Bachelor’s Degree in Business Administration from Lakeland College and Associate Degrees in Materials Management and Electrical Power Technology.

Mr. Mundell was appointed Chairman of our board of directors in October 2008. Mr. Mundell is an international businessman with a solid track record in the information and educational technology industries. He is Chairman of Intekea; a Los Angeles based joint venture focused on economic development in West and Central Africa. He is the former Chairman and CEO of Vidyah Inc., a company founded out of Knowledge Universe to create a second generation of e-learning. During the same time he assumed responsibility for another Knowledge Universe controlled company, International Knowledge Management. Previously, he was Chairman of Trade, Inc. a leading competitive intelligence company specializing in international trade information controlled by Bain Capital and Sutter Hill. From 1989 through 1998, Mr. Mundell was with WEFA, serving first as President and later as President and Chief Executive Officer. WEFA, the world’s premier economic forecasting authority, was founded in 1963 as Wharton Econometric Forecasting Associates by the Nobel Laureate economist Dr. Lawrence Klein. Mr. Mundell was also an adjunct professor at UCLA’s Anderson Graduate School of Management, where he taught economics and finance and he is an honorary professor at Tsinghau University in China. He received his undergraduate degree in Economics and Political Science at Carlton University in Canada where he was the recipient of the U.S. Ambassadors Award. He completed his graduate studies at Columbia University, earning an MBA in Finance and a Masters in International Economics and Public Finance.

Mr. Payne has been a director of the Company since 1998 and previously held the position of chairman of the board from 2004 to 2008. Mr. Payne is the principal of Richard Payne & Associates and is a commercial lawyer who has practiced as a corporate and commercial attorney in Australia since 1981. Mr. Payne has been a director of the Broome International Airport Group of companies since 2001. Richard Payne & Associates has acted as a legal adviser to the Company and its predecessor between 1993 and 2005. Mr. Payne received his Bachelor of Jurisprudence (Hons) in 1980 and a Bachelor of Law in 1981 from the University of Western Australia.

Significant Employees

The following table contains information about certain of our “significant employees” as required by the SEC rules. These employees are non-executive employees who we expect to make a significant contribution to the business.

Name	Age	Position

Peter Lex	47	Vice President, Manufacturing
Daniel Nordloh	44	Vice President Business Development, Marketing
Nathan Coad	31	Senior Development Engineer
Bjorn Jonshagen	53	Vice President, Advanced Engineering
Will Hogoboom	56	Company Secretary
Kevin Dennis	47	Vice President Sales, System Engineering

Mr. Lex joined Johnson Controls Battery Group in 1990 and has been our senior systems engineer since we acquired this division from Johnson Controls in 1994. He has coordinated extensive laboratory testing and qualification of zinc-bromine batteries and electrochemical capacitors. He has organized the research in materials development and conducted electrochemical testing of battery components and has developed electrode and separator materials and processing techniques that improved the performance and life expectancy of the batteries. He has been the principal U.S. research and development scientist for us since 1994 and coordinates the entire group’s materials research activities. He is a co-developer of our U.S. intellectual property. Mr. Lex holds a Bachelor of Science degree in Chemical Engineering which he received in 1984 from The University of Wisconsin-Madison and Master of Science degree in Chemical Engineering which he received in 1988 from The University of Connecticut, Storrs.

Mr. Nordloh was appointed Vice President Business Development and Marketing in April 2010. Mr. Nordloh has comprehensive leadership experience in strengthening technology and manufacturing companies, and extensive success in driving successful growth planning and execution initiatives within organizations poised for rapid growth. Since 1994 he has been involved in a number of startup organizations and mature businesses where he has proven success in growing enterprise value, capitalizing on market opportunities and creating innovative means by which to ensure market leadership and sustainable success models. From August 2007 to April 2010 Mr. Nordloh served as Principle of Synapse Junction, LLC a boutique advisory practice founded in 2007 to assist early stage and established companies with effective growth planning and execution initiatives. In his role at Synapse, Mr. Nordloh served in numerous leadership roles, including interim President and CEO of a technology company on behalf of a private equity group. During his interim role, Mr. Nordloh developed the go-forward growth strategy, built the leadership team, created a technology development joint venture and relocated the company headquarters to Wisconsin. Prior to Synapse Junction, from August 1997 to August 2007 Mr. Nordloh served as President and CEO of MTM International (presently Naviant, Inc.), a consulting and technology firm, where he created and executed a transformational strategy resulting in significant and diversified revenue growth. Mr. Nordloh also served as the Product and Marketing Manager at Vinyl Plastics, Inc., where he was responsible for market analysis, product development and channel strategy. Mr. Nordloh serves on the Board of Directors of Standard Imaging Inc., and the not-for-profit Family Support & Resource Center. He holds an MBA from the University of Wisconsin-Milwaukee and a BS degree in Behavioral Sciences from Eastern Kentucky University.

Mr. Coad is a Research and Design Engineer with almost 10 years of experience with flow batteries and fuel cells. From 1999 to 2002 he worked as a design engineer in the oil & gas industry. In pursuit of a more cutting edge career, from 2002 to 2006 Mr. coad attended Murdoch University where he worked as an Engineer for the Research Institute for Sustainable Energy and conducted research into hydrogen fuel cell technologies. Mr. Coad joined us in a R&D Engineering role in 2007. His key roles at ZBB have been designing a new flow battery system for the AEST project and designing a new flow battery stack. He holds a Bachelors degree in Mechanical Engineering from Curtin University in Western Australia, and a Masters degree in Physics from Murdoch University.

Mr. Jonshagen has been managing our Australian research and development since 1992, and was part of the Australian research and development team since 1986. Mr. Jonshagen is a co-developer of some of our intellectual property. Prior to joining the Company in 1986, Mr. Jonshagen gained extensive experience as a design engineer for wind turbine generators, plate heat exchangers and various valve products. Mr. Jonshagen holds a Master’s of Science degree in Mechanical Engineering which he received in 1979 from Lund University of Technology, Sweden, and a Master’s of Science degree in Mechanical Engineering Materials Science which he received in 1980 from the University of Hawaii, Honolulu.

Mr. Hogoboom joined us as Secretary, Controller, and Director of Finance in March 2010. From 1996 to June 2001, he was CFO of Superconductivity, Inc. and the Wisconsin division of American Superconductor Corp. and from June 2001 to 2010 he was the CFO for several privately held high-technology companies including Imago Scientific Instruments Corp. and Spectrocon International LLC, both in Madison, Wisconsin. In addition Mr. Hogoboom was formally audit partner at Smith & Gesteland, LLP and audit manager at Ernst & Young from 1979 to 1996. Mr. Hogoboom holds a Bachelors degree in Accounting from the University of Wisconsin, Madison, Wisconsin, and is a Certified Public Accountant.

Mr. Dennis was appointed Vice President of Marketing and Sales in January 2008 and was promoted to include the position of Vice President of Systems Engineering in February 2010. Mr. Dennis has extensive expertise in the utility and renewable energy markets worldwide having held various senior management roles with ABB, a power and automation technology company, from May 1997 to January 2008 as Director, Advanced Power Electronics – North America. From May 1994 to May 1997 Mr. Dennis was both the sales and engineering manager for Omnion Power Engineering Corporation, a manufacturer of power electronics systems for advanced energy systems. His early career also includes six years as a design engineer with American Electric Power Service Corporation (AEP) in Columbus, Ohio. He holds a Bachelors of Science, Electrical Engineering from Michigan Technological University, is a registered professional engineer in the States of Wisconsin and California and is a member of the IEEE (Power Electronics Group). He is a past member of National Electrical Testing Association (NETA), participated as an industry representative in the working group for the development of Underwriters Laboratory standard, UL 741, for utility grid connected power converters. He also participates in various renewable energy and energy storage organizations.

Executive Compensation

Executive Officer Compensation

The following table sets forth the compensation awarded to, or earned by, our chief executive officer and all other executive officers serving as such at the end of fiscal 2009 whose total compensation exceeded $100,000 (the “named executive officers”).

Name and Principal Position	Year	Salary ($)		Stock Awards ($)	Option Awards ($)(1)	Total ($)
Robert J. Parry	2009	243,752		39,000	38,500	321,252
Former Chief Executive Officer (3)	2008	250,000		-	31,225	281,225
Scott W. Scampini	2009	168,000		31,200	22,023	221,223
Executive Vice President	2008	72,000	(4)	-	8,439	80,439
Operations and Chief Financial Officer
Steven A. Seeker	2009	195,077		31,200	33,838	260,115
Former Chief Operating Officer (5)	2008	200,000		-	55,699	255,699

(1)
The amounts shown in this column include the dollar amount recognized by ZBB for financial statement reporting purposes in accordance with FASB ASC topic 718 in fiscal 2009 and 2008 for stock awards that were unvested. For additional information regarding the assumptions made in calculating these amounts, see note 14 to our Consolidated Financial Statements for the year ended June 30, 2009 included in our Annual Report on Form 10-K/A filed with the SEC on February 12, 2010.

(2)
The amounts shown in this column include the dollar amount recognized by ZBB for financial statement reporting purposes in accordance with FASB ASC topic 718 in fiscal 2009 and 2008 for option awards that were unvested during all or a portion of fiscal 2009 and 2008. For additional information regarding the assumptions made in calculating these amounts, see note 14 to our Consolidated Financial Statements for the year ended June 30, 2009 included in our Annual Report on Form 10-K/A filed with the SEC on February 12, 2010.

(3)	Mr. Parry resigned from the Company in October 2009.

(4)	Figure represents salary from January 2008, when Mr. Scampini commenced employment with the Company.

(5)	Mr. Seeker retired from the Company in January 2010.

Outstanding Equity Awards at 2009 Fiscal Year-End

The following table provides information concerning unexercised options and stock that has not vested for each named executive officer outstanding as of June 30, 2009.

	Options Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Robert J. Parry	32,500	32,500	(2)	1.35	01/01/15	28,889	(3)	34,667
	37,000	-		3.59	06/30/13
	38,000	-		3.59	06/30/14
	100,000	-		3.82	06/20/12
	87,907	-		7.65	06/30/10
Scott W. Scampini	18,200	26,000	(2)	1.35	01/01/15	23,111	(3)	27,733
	-	20,000	(4)	3.59	06/30/15
	20,000	-		3.59	06/30/14
	10,000	-		3.59	06/30/13
Steven A. Seeker	18,200	26,000	(2)	1.35	01/01/15	23,111	(3)	27,733
	34,000	-		3.59	06/30/14
	66,000	-		3.59	06/30/13

(1)	Represents values of unvested shares of restricted stock based on the closing price of our common stock ($1.20) on June 30, 2009.

(2)	Represents unvested portion of option grant scheduled to vest at various dates through March 31, 2010 contingent on achievement of key performance indicators.

(3)	Represents unvested shares of restricted stock scheduled to vest in full on March 31, 2010.

(4)	Represents unvested portion of option grant scheduled to vest on June 30, 2010.

Compensation of Directors

The following table provides information regarding the compensation of the directors for fiscal 2009. Compensation information for Robert J. Parry is fully reflected in the “Summary Compensation Table” above.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)	Total ($)
William A. Mundell (Chairman)	102,500	31,182	135,682
Richard A. Payne	53,750	32,069	85,819
Manfred E Birnbaum	50,000	21,098	71,098

(1)
The amounts shown in this column include the dollar amount recognized by ZBB for financial statement reporting purposes in accordance with Statement FASB ASC topic 718 in fiscal 2009 for option awards that were unvested during all or a portion of fiscal 2009. For additional information regarding the assumptions made in calculating these amounts, see note 14 to our Consolidated Financial Statements for the year ended June 30, 2009 included in our Annual Report on Form 10-K/A filed with the SEC on February 12, 2010.

(2)	The table below sets forth the aggregate number of unvested stock options held by each non-employee director as of June 30, 2009.

Name	Aggregate Option Awards (#)
William A. Mundell	75,000

Richard A. Payne	125,000

Manfred E. Birnbaum	75,000

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Stock Ownership Table

The following table sets forth, as of June 11, 2010 certain information concerning beneficial ownership of our common stock (as determined under the rules of the SEC) by (1) each of our directors, (2) each of our executive officers, (3) each of the named executive officer, (4) all directors and executive officers as a group and (5) each person known by us to be the beneficial owner of more than five percent (5%) of our common stock.

Except as otherwise indicated, the address for each person is to the care of ZBB Energy Corporation, N93 W14475 Whittaker Way, Menomonee Falls, Wisconsin 53051.

Beneficial ownership is determined in accordance with the rules of the SEC. The information does not necessarily indicate ownership for any other purpose. Under these rules, shares of common stock issuable by us to a person pursuant to options which may be exercised within 60 days after June 11, 2010 are deemed to be beneficially owned and outstanding for purposes of calculating the number of shares and the percentage beneficially owned by that person. However, these shares are not deemed to be beneficially owned and outstanding for purposes of computing the percentage beneficially owned by any other person. The applicable percentage of common stock outstanding as of June 11, 2010 is based upon shares outstanding on that date.

	Amount and Nature of Beneficial Ownership
Name of Beneficial Owner	Common Stock		Shares Subject to Options	Total	Percentage of Class
Directors and Executive Officers
Richard A. Abdoo	145,482		-	145,482	*
Eric C. Apfelbach	12,048		50,000	62,048	*
Manfred E. Birnbaum	22,548		100,000	122,548	*
Paul F. Koeppe	145,481		200,000	345,481	2.3%
William A. Mundell	12,048		100,000	112,048	*
Richard A. Payne	126,581	(1)	150,000	276,581	1.8%
Robert J. Parry	376,587	(2)	-	376,587	2.5%
Scott W. Scampini	43,725		68,200	111,925	*
Steven A.Seeker	52,740		118,200	170,940	1.1%
Directors and Executive Officers as a group (7 persons)	507,913		668,200	1,176,113	7.6%

Five Percent Stockholders
Seaside 88, LP (3)	1,448,287		-	1,448,287	9.7%

*	Less than one percent of outstanding common stock.

(1)
Includes (i) 75,043 shares held by an affiliate of Mr. Payne, Geizo Pty. Ltd, as trustee for the RA Payne Family Trust, (ii) 17,206 shares held by Geizo Pty. Ltd as trustee for the RA Payne Super Fund and (iii) 1,412 shares held by the Emery Family Trust.

(2)
Includes (i) 330,000 shares held by Mr. Parry and his son, Gareth Parry, as trustee for the FEIM Trust, the beneficiaries of which include the heirs of Frank Ernest Parry, Mr. Parry’s father, (ii) 706 shares held by Mr. Parry’s spouse, (iii) 19,014 shares, his pro rata portion of shares held in various partnerships in which Mr. Parry is a partner, (iv) 13,235 shares held by the Davey Family Trust as trustee for the trust. Mr. Parry has voting and dispositive control over all shares held by the FEIM Trust, Davey Family Trust or in partnership with others.

(3)
Shares are beneficially owned by Seaside 88, LP, a Florida limited partnership, and Seaside 88 Advisors, LLC. William J. Ritger and Denis M. O'Donnell have shared dispositive power and shared voting power with respect to all 1,448,287 shares. The principal business address of the above-named entities and persons is 750 Ocean Royale Way, Suite 805, North Palm Beach, Florida 33408. This information has been obtained from a Schedule 13G filed by the above-named entities and persons with the SEC on March 12, 2010, and all such information, including the percentage of common stock beneficially owned, is as of such date.

Certain Relationships and Related Transactions

On October 31, 2009, we entered into a resignation and indemnification agreement (the “Indemnification Agreement”) with Robert J. Parry, our former president and chief executive officer. Mr. Parry, who previously announced his intention to retire as our president and chief executive officer effective on January 2, 2010, resigned as a member of our board of directors effective October 31, 2009 and took a leave of absence from his duties as an officer until his scheduled retirement date. Mr. Parry’s actions were taken in connection with an internal investigation overseen by our audit committee. We entered into the Indemnification Agreement with Mr. Parry to address a problem regarding our tax classification of Mr. Parry’s employment status and related withholding obligations.

Consultancy agreements dated as of October 1, 2008 between ZBB and Rosemount Investments Limited, a private entity organized by Mr. Parry, and between Rosemount Investments Limited and Mr. Parry, were in place during fiscal 2009 and prior fiscal years. Under the terms of these agreements, Mr. Parry, through Rosemount Investments Limited, was engaged to provide consulting services to us. Under the terms of these agreements, we made payments to Rosemount Investments Limited for services provided by Mr. Parry to us during fiscal 2009 in the aggregate amount of $180,502. These payments were made in accordance with, and not in addition to, the compensation amounts set forth in Mr. Parry’s employment agreement and are reported as salary payments in the Summary Compensation Table included in this prospectus. Under the terms of the Indemnification Agreement, Mr. Parry has agreed to terminate this consulting relationship and we are no longer making payments to Rosemount Investments Limited.

Under the terms of Mr. Parry’s employment agreement, he is entitled to all compensation and benefits accrued up to the effective date of his retirement on January 2, 2010, and all vested benefits held by Mr. Parry on that date became immediately exercisable. In addition, Mr. Parry’s employment agreement provides that he is entitled to receive an amount equal to $390,000 in 18 equal consecutive installments beginning on the first regularly scheduled pay date following the effective date of his retirement on January 2, 2010. Under the terms of the Indemnification Agreement, in the event that Mr. Parry owes federal and/or state income tax, the Indemnification Agreement provides that we shall, upon Mr. Parry’s request, accelerate payments due under Mr. Parry’s employment agreement to allow him to pay such income tax. Mr. Parry can accelerate payments in an amount not to exceed $100,000 (gross) on or after each of January 2, 2010 and July 20, 2010. If Mr. Parry does not promptly pay us any amounts due under the Indemnification Agreement, the Indemnification Agreement provides that we may offset any such amounts against any amounts otherwise due to Mr. Parry whether under his employment agreement or otherwise.

Legal Matters

The validity of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by Godfrey & Kahn, S.C., Milwaukee, Wisconsin.

Experts

The consolidated financial statements of ZBB Energy Corporation and subsidiaries at June 30, 2009, included in the Company’s Annual Report on Form 10-K/A for the year ended June 30, 2009 incorporated by reference in this prospectus and the registration statement of which this prospectus is a part, have been audited by PKF LLP, (formerly known as PKF, Certified Public Accountants, A Professional Corporation), independent registered public accounting firm, as set forth in their report thereon appearing therein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

We are incorporated under the laws of the State of Wisconsin. Sections 180.0850 to 180.0859 of the Wisconsin Business Corporation Law (“WBCL”) require a corporation to indemnify any director or officer who is a party to any threatened, pending or completed civil, criminal, administrative or investigative action, suit, arbitration or other proceeding, whether formal or informal, which involves foreign, federal, state or local law and which is brought by or in the right of the corporation or by any other person. A corporation’s obligation to indemnify any such person includes the obligation to pay any judgment, settlement, penalty, assessment, forfeiture or fine, including any excise tax assessed with respect to an employee benefit plan, and all reasonable expenses including fees, costs, charges, disbursements, attorney’s and other expenses except in those cases in which liability was incurred as a result of the breach or failure to perform a duty which the director or officer owes to the corporation and the breach or failure to perform constitutes: (i) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest; (ii) a violation of criminal law, unless the person has reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (iii) a transaction from which the person derived an improper personal profit; or (iv) willful misconduct.

Unless otherwise provided in a corporation’s articles of incorporation or by-laws or by written agreement, an officer or director seeking indemnification is entitled to indemnification if approved in any of the following manners: (i) by majority vote of a disinterested quorum of the board of directors, or if such quorum of disinterested directors cannot be obtained, by a majority vote of a committee of two or more disinterested directors; (ii) by independent legal counsel; (iii) by a panel of three arbitrators; (iv) by affirmative vote of shareholders; (v) by a court; or (vi) with respect to any additional right to indemnification granted, by any other method permitted in Section 180.0858 of the WBCL.

Reasonable expenses incurred by a director or officer who is a party to a proceeding may be reimbursed by a corporation at such time as the director or officer furnishes to the corporation written affirmation of his good faith belief that he has not breached or failed to perform his duties and a written undertaking to repay any amounts advanced if it is determined that indemnification by the corporation is not required.

The indemnification provisions of Sections 180.0850 to 180.0859 of the WBCL are not exclusive. A corporation may expand an officer’s or director’s right to indemnification (i) in its articles of incorporation or by-laws; (ii) by written agreement between the director or officer and the corporation; (iii) by resolution of its board of directors; or (iv) by resolution of a majority of all of the corporation’s voting shares then issued and outstanding.

As permitted by Section 180.0858 of the WBCL, ZBB has adopted indemnification provisions in its By-Laws which closely track the statutory indemnification provisions with certain exceptions. In particular, Article V of ZBB’s By-Laws provides (i) that an individual shall be indemnified unless it is proven by a final judicial adjudication that indemnification is prohibited, and (ii) payment or reimbursement of expenses, subject to certain limitations, will be mandatory rather than permissive.

ZBB’s officers and directors are also covered by officers’ and directors’ liability insurance for actions taken in their capacities as such, including liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to such directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by such director, officer or controlling person in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1, of which this prospectus is a part, under the Securities Act of 1933, as amended, to register the securities offered by this prospectus. However, this prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. We encourage you to carefully read the registration statement and the exhibits and schedules to the registration statement. For further information pertaining to us and our common stock, we refer you to our registration statement and the exhibits thereto, copies of which may be inspected without charge at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Information concerning the operation of the SEC’s Public Reference Room is available by calling the SEC at 1-800-SEC-0330. Copies of all or any part of the registration statement may be obtained at prescribed rates from the SEC. The SEC also makes our filings available to the public on its Internet site (http://www.sec.gov).

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy these reports, proxy statements and other information at the public reference facilities and Internet site of the SEC referred to above.

Documents Incorporated By Reference

The SEC allows us to “incorporate by reference” information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information superseded by information that is included directly in this document or incorporated by reference subsequent to the date of this document.

This prospectus incorporates by reference the documents listed below:

•	Our Annual Report on Form 10-K/A for the year ended June 30, 2009 filed with the SEC on February 12, 2010;

•	Our Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2009 filed with the SEC on February 12, 2010;

•	Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2009 filed with the SEC on February 18, 2010;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed with the SEC on May 17, 2010; and

•
Our Current Reports on Form 8-K filed with the SEC on July 2, 2009, August 14, 2009, August 24, 2009, October 1, 2009, November 4, 2009, January 8, 2010, February 4, 2010, March 9, 2010, March 22, 2010 and June 16, 2010.

Any statement contained in a document we incorporate by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

You may request a copy of any of the documents referred to above, other than an exhibit to a filing unless the exhibit is specifically incorporated by reference into that filing, at no cost, by contacting us in writing or by telephone at:

Investor Relations
ZBB Energy Corporation
N93 W14475 Whittaker Way
Menomonee Falls, WI 53051
(262) 253-9800

You can also find the above-referenced filings on our website at www.zbbenergy.com. Except as provided above, no other information, including information on our website, is incorporated by reference in this prospectus.

$14,088,235
Up to 30,252,100 Shares of Common Stock
Warrants to purchase up to 10,000,000 Shares of Common Stock
(together with the Shares issuable upon the exercise thereof)

Prospectus

Part II Information Not Required in the Prospectus

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth expenses (estimated except for the registration fee) in connection with the offering described in the registration statement:

SEC registration fee	$998
Accounting fees and expenses	$20,000
Legal fees and expenses	$120,000
Miscellaneous	$9,002
Commitment fee	$588,235
Total	$738,235

Item 14. Indemnification of Directors and Officers

Sections 180.0850 to 180.0859 of the WBCL require a corporation to indemnify any director or officer who is a party to any threatened, pending or completed civil, criminal, administrative or investigative action, suit, arbitration or other proceeding, whether formal or informal, which involves foreign, federal, state or local law and which is brought by or in the right of the corporation or by any other person. A corporation’s obligation to indemnify any such person includes the obligation to pay any judgment, settlement, penalty, assessment, forfeiture or fine, including any excise tax assessed with respect to an employee benefit plan, and all reasonable expenses including fees, costs, charges, disbursements, attorney’s and other expenses except in those cases in which liability was incurred as a result of the breach or failure to perform a duty which the director or officer owes to the corporation and the breach or failure to perform constitutes: (i) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest; (ii) a violation of criminal law, unless the person has reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (iii) a transaction from which the person derived an improper personal profit; or (iv) willful misconduct.

Unless otherwise provided in a corporation’s articles of incorporation or by-laws or by written agreement, an officer or director seeking indemnification is entitled to indemnification if approved in any of the following manners: (i) by majority vote of a disinterested quorum of the board of directors, or if such quorum of disinterested directors cannot be obtained, by a majority vote of a committee of two or more disinterested directors; (ii) by independent legal counsel; (iii) by a panel of three arbitrators; (iv) by affirmative vote of shareholders; (v) by a court; or (vi) with respect to any additional right to indemnification granted, by any other method permitted in Section 180.0858 of the WBCL.

Reasonable expenses incurred by a director or officer who is a party to a proceeding may be reimbursed by a corporation at such time as the director or officer furnishes to the corporation written affirmation of his good faith belief that he has not breached or failed to perform his duties and a written undertaking to repay any amounts advanced if it is determined that indemnification by the corporation is not required.

The indemnification provisions of Sections 180.0850 to 180.0859 of the WBCL are not exclusive. A corporation may expand an officer’s or director’s right to indemnification (i) in its articles of incorporation or by-laws; (ii) by written agreement between the director or officer and the corporation; (iii) by resolution of its board of directors; or (iv) by resolution of a majority of all of the corporation’s voting shares then issued and outstanding.

As permitted by Section 180.0858 of the WBCL, ZBB has adopted indemnification provisions in its By-Laws which closely track the statutory indemnification provisions with certain exceptions. In particular, Article V of ZBB’s By-Laws provides (i) that an individual shall be indemnified unless it is proven by a final judicial adjudication that indemnification is prohibited, and (ii) payment or reimbursement of expenses, subject to certain limitations, will be mandatory rather than permissive.

ZBB’s officers and directors are also covered by officers’ and directors’ liability insurance.

Item 15. Recent Sales of Unregistered Securities

March 2010 Private Placement

On March 19, 2010, the Company entered into a Stock Purchase Agreement with each of the Company’s directors and certain of its officers in connection with the private issuance and sale to such investors of 337,348 shares of common stock (the “Private Placement”). Through the Private Placement the Company’s directors and officers purchased a total of $280,000 shares of common stock for a price per share equal to the closing price of the Company’s common stock on March 19, 2010.

The Company sold the shares without registration under the Securities Act of 1933, as amended, or state securities laws, in reliance on the exemptions provided by Section 4(2) of the Securities Act of 1933 and/or Regulation D promulgated thereunder. Since the shares have not been registered, they may not be offered or sold by the investors absent registration or an applicable exemption from registration requirements, such as the exemption afforded by Rule 144 under the Securities Act of 1933.

June 2007 Warrant Exercise

Effective as of June 19, 2007, three existing warrant holders, ABS SOS-Plus Partners, Ltd., Bushido Capital Master Fund, L.P., and Pierce Diversified Strategy Master Fund, holding warrants to purchase an aggregate of 873,200 shares of common stock exercisable at $2.55 per share exercised their warrants. The warrants were issued in connection with a loan made by such funds in June of 2006 (collectively, the “Bushido Loan”).

ABS SOS Plus Partners, Ltd. exercised all of its warrants and paid an aggregate amount of $1,113,330 in exchange for 436,600 restricted shares. Bushido Capital Master Fund, L.P. and Pierce Diversified Strategy Master Fund each exercised by cashless exercise method, resulting in the issuance of 110,628 shares to each of them. An aggregate of 657,856 shares of common stock were issued as a result of these warrant exercises and none of the warrants issued to such persons in connection with the Bushido Loan remain outstanding. The Company issued the shares without registration under the Securities Act of 1933, as amended, or state securities laws, in reliance on the exemptions provided by Section 4(2) of the Securities Act of 1933 and/or Regulation D promulgated thereunder.

Item 16. Exhibits

A list of exhibits filed herewith or incorporated by reference is contained in the Exhibit Index which is incorporated herein by reference.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrants, pursuant to the provisions described under Item 15 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification by it is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any acts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that subparagraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those subparagraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration, by means of a post-effective amendment, any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) if the registrant is relying on Rule 430B: (A) each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and (B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(8) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Menomonee Falls, State of Wisconsin, on June 16, 2010.

ZBB Energy Corporation

By:	/s/ Eric C. Apfelbach
Eric C. Apfelbach
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration has been signed below by the following persons on behalf of the registrant and in the capacities indicated on dates indicated.

	Position	Date
/s/ Eric C. Apfelbach	Chief Executive Officer	June 16, 2010
Eric C. Apfelbach	(Principal executive officer) and Director

/s/ Scott W. Scampini	Chief Financial Officer	June 16, 2010
Scott W. Scampini	(Principal financial officer and Principal accounting officer)

*	Chairman and Director	June 16, 2010
William Mundell

*	Director	June 16, 2010
Richard A. Payne

*	Director	June 16, 2010
Manfred Birnbaum

*	Director	June 16, 2010
Richard A. Abdoo

*	Director	June 16, 2010
Paul F. Koeppe

*	/s/ Eric C. Apfelbach
Eric C. Apfelbach, attorney-in-fact

Exhibit Index

Exhibit No.	Description	Incorporated by Reference to
3.1	Articles of Incorporation of ZBB Energy Corporation as amended dated February 16, 1998, as amended	Incorporated by reference to the Company’s Registration Statement on Form SB-2 filed on October 27, 2006

3.2	Amended and Restated By-laws of ZBB Energy Corporation (as of November 16, 2009)	Incorporated by reference to the Company’s definitive proxy statement filed on September 25, 2009

4.1	Form of Stock Certificate	Incorporated by reference to the Company’s Amendment No. 3 to Registration Statement on Form SB-2 filed on April 13, 2007

4.2	Form of Common Stock Purchase Warrant, attached as Exhibit C to Exhibit 10.7 attached hereto	Incorporated by reference to the Company’s Report on Form 8-K filed on August 14, 2009

4.3	Form of Warrant	Incorporated by reference to the Company’s Report on Form 8-K filed on March 9, 2010

4.4	Form of Debenture	Incorporated by reference to the Company’s Report on Form 8-K filed on June 16, 2010

4.5	Form of Warrant	Incorporated by reference to the Company’s Report on Form 8-K filed on June 16, 2010

5	Opinion of Godfrey & Kahn, S.C.	Filed herewith

10.1	Letter Agreement dated as of July 13, 2006 between ZBB Energy Corporation, 41 Broadway Associates, LLC	Incorporated by reference to the Company’s Amendment No. 2 to Registration Statement on Form SB-2 filed on March 19, 2007

10.2	Contract dated as of June 29, 2007 between ZBB Technologies Ltd and the Commonwealth of Australia	Incorporated by reference to the Company’s Report on Form 8-K filed July 11, 2007

10.3	Employment Agreement dated as of July 1, 2008 between ZBB Energy Corporation and Scott Scampini	Incorporated by reference to the Company’s Report on Form 10-KSB filed on September 5, 2008

10.4	2002 Stock Option Plan of ZBB Energy Corporation	Incorporated by reference to the Company’s Registration Statement on Form S-8 filed on April 16, 2008

10.5	2005 Employee Stock Option Scheme of ZBB Energy Corporation	Incorporated by reference to the Company’s Registration Statement on Form SB-2 filed on October 27, 2006

10.6	2007 Equity Incentive Plan of ZBB Energy Corporation	Incorporated by reference to the Company’s Registration Statement on Form S-8 filed on April 16, 2008

Exhibit No.	Description	Incorporated by Reference to
10.7	Form of Subscription Agreement, dated August 13, 2009, entered into between ZBB Energy Corporation and CapStone Investments and each purchaser signatory thereto	Incorporated by reference to the Company’s Report on Form 8-K filed on August 14, 2009

10.8	Resignation and Indemnification Agreement by and between the Company and Robert J. Parry dated as of October 31, 2009	Incorporated by reference to the Company’s Report on Form 8-K filed on November 4, 2009

10.9	Director Nonstatutory Stock Option Agreement by and between the Company and Paul F. Koeppe dated as of November 2, 2009	Incorporated by reference to the Company’s Report on Form 8-K filed on November 4, 2009

10.10	Agreement dated January 7, 2010 by and between the Company and Eric C. Apfelbach	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2009

10.11	Restrictive Covenant Agreement dated January 7, 2010 by and between the Company and Eric C. Apfelbach	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2009

10.12	Nonstatutory Stock Option Agreement dated January 7, 2010 by and between the Company and Eric C. Apfelbach (performance-based)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2009

10.13	Nonstatutory Stock Option Agreement dated January 7, 2010 by and between the Company and Eric C. Apfelbach (time-based).	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2009

10.14	Agreement dated February 3, 2010 by and between the Company and Steven A. Seeker	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2009

10.15	Placement Agent Agreement, dated March 1, 2010, by and between ZBB Energy Corporation and Sutter Securities Incorporated	Incorporated by reference to the Company’s Report on Form 8-K filed on March 09, 2010

10.16	Securities Purchase Agreement, dated March 8, 2010, by and between ZBB Energy Corporation and the purchasers signatory thereto	Incorporated by reference to the Company’s Report on Form 8-K filed on March 09, 2010

10.17	Form Stock Purchase Agreement, dated March 19, 2010	Incorporated by reference to the Company’s Report on Form 8-K filed on March 22, 2010

Exhibit No.	Description	Incorporated by Reference to
10.18	Securities Purchase Agreement by and between ZBB Energy Corporation and Socius CG II, Ltd., dated June 16, 2010	Incorporated by reference to the Company’s Report on Form 8-K filed on June 16, 2010

23	Consent of Independent Registered Public Accounting Firm	Filed herewith